FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2026

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Determines to Make Disposition of Treasury Shares as Stock Award

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 16, 2026	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Determines to Make Disposition of Treasury Shares as Stock Award

Tokyo, January 16, 2026—Nomura Holdings, Inc. (the “Company”) today announced that its Executive Management Board has determined to make a disposition of treasury stock as outlined below (the “Decision”).

1.	Purpose of Disposition of Treasury Stock

The Company has determined to grant Restricted Stock Units (RSUs) based on the RSU plan (the “RSU Plan”) for directors, executive officers, and employees of the Company and its subsidiaries as deferred compensation using the Company’s treasury stock.

Under the RSU Plan, in principle, after the expiration of a deferral period determined beforehand by the Company, the Company will dispose of and allot treasury stock in a number corresponding to the number of RSUs granted to each allottee which number is determined beforehand by the Company, by having the allottees make a contribution in kind to the Company of monetary compensation claims granted to the allottees.

The allotment date for the disposition of treasury stock for RSUs under the Decision corresponds to the above-mentioned deferral period is generally a date that is approximately one to four years from the date of the Decision.

2.	Number of Shares to be Allotted and Allottees[1]

	Directors, Executive Officers, and Employees of the Company’s Subsidiaries, etc.
	Number of Allottees	Number of Shares to be Allotted
RSU No.57	220	2,221,816
RSU No.58	204	1,660,632
RSU No.59	189	619,176
RSU No.60	5	25,089
RSU No.61	149	579,369
RSU No.62	149	579,330
RSU No.63	149	579,256

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The number of shares to be allotted above is based on the assumption that all monetary compensation claims to be granted to the allottees in accordance with the RSU Plan are contributed. The actual amount of monetary compensation claims to be contributed in kind will be calculated by deducting a certain amount to be granted in cash, the amount of which will be determined in consideration of withholding to be made by the Company with respect to the RSU Plan based on each country’s tax regulations, from the amount of such monetary compensation claims, and hence the number of shares to be actually allotted is expected to decrease from the above numbers.

3.	Summary of Disposition of Treasury Stock

	RSU No.57	RSU No.58	RSU No.59	RSU No.60
1. Payment Period	April 20, 2027 to May 19, 2027	April 20, 2028 to May 19, 2028	April 20, 2029 to May 19, 2029	April 20, 2030 to May 19, 2030

2. Class and Number of Shares to be Disposed	2,221,816 shares of common stock of the Company	1,660,632 shares of common stock of the Company	619,176 shares of common stock of the Company	25,089 shares of common stock of the Company

3. Disposition Price	1,492 yen per share

4. Total Amount of Disposition Price	3,314,949,472 yen	2,477,662,944 yen	923,810,592 yen	37,432,788 yen

5. Assets to be Contributed	Assets to be Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the Decision
	Value of Assets to be Contributed: 3,314,949,472 yen (price per share is equivalent to the disposition price)	Value of Assets to be Contributed: 2,477,662,944 yen (price per share is equivalent to the disposition price)	Value of Assets to be Contributed: 923,810,592 yen (price per share is equivalent to the disposition price)	Value of Assets to be Contributed: 37,432,788 yen (price per share is equivalent to the disposition price)

6. Method of Disposition	To be allotted as a stock award to the allottees listed in 8 below

7. Method of Performance of Contribution	Through a contribution in kind of monetary compensation claims

8. Allottee and Number	Total of 220 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries	Total of 204 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries	Total of 189 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries	Total of 5 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries

9. Other	In connection with the disposal of treasury shares in this table, the Company will file an extraordinary report in accordance with the Financial Instruments and Exchange Act.

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	RSU No.61	RSU No.62	RSU No.63
1. Payment Period	January 20, 2027 to February 28, 2027	January 20, 2028 to February 28, 2028	January 20, 2029 to February 28, 2029

2. Class and Number of Shares to be Disposed	579,369 shares of common stock of the Company	579,330 shares of common stock of the Company	579,256 shares of common stock of the Company

3. Disposition Price	1,492 yen per share

4. Total Amount of Disposition Price	864,418,548 yen	864,360,360 yen	864,249,952 yen

5. Assets to be Contributed	Assets to be Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the Decision
	Value of Assets to be Contributed: 864,418,548 yen (price per share is equivalent to the disposition price)	Value of Assets to be Contributed: 864,360,360 yen (price per share is equivalent to the disposition price)	Value of Assets to be Contributed: 864,249,952 yen (price per share is equivalent to the disposition price)

6. Method of Disposition	To be allotted as a stock award to the allottees listed in 8 below

7. Method of Performance of Contribution	Through a contribution in kind of monetary compensation claims

8. Allottee and Number	Total of 149 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries	Total of 149 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries	Total of 149 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries

9. Other	In connection with the disposal of treasury shares in this table, the Company will file an extraordinary report in accordance with the Financial Instruments and Exchange Act.

When the number of issued and outstanding shares of the Company increases or decreases as a result of reverse stock split, stock split, or allotment of stock without contribution, etc., the number of shares to be disposed (including the number of shares to be allotted stated in “2. Number of Shares to be Allotted and Allottees” above) and the disposition price, etc., listed above could be reasonably adjusted according to the ratio of stock split, etc.

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4.	Calculation Basis of Disposition Price and its Specific Content

Disposition price of the disposition of treasury stock based on the Decision is 1,492 yen, which is the closing price (rounded up into yen) of shares of common stock of the Company on the Tokyo Stock Exchange as of the business day immediately preceding the date of the Decision (January 15, 2026). The reason to adopt the closing price of such date is that the Company has determined that, in the circumstance where the shares of common stock of the Company are listed and no special condition exists that shows an impossibility to depend on the latest stock price, such stock price is a reasonable one, which reflects corporate performance and market’s supply/demand circumstance and excludes arbitrariness, and does not fall under an offering at a favorable price.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

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